

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 6, 2016

James R. Belardi
Chairman and Chief Executive Officer
Athene Holding Ltd.
96 Pitts Bay Road
Pembroke, HM08, Bermuda

> **Re:** **Athene Holding Ltd.**
> **Registration Statement on Form S-1**
> **Filed May 9, 2016**
> **File No. 333-211243**

Dear Mr. Belardi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include the name(s) of the lead underwriter(s) in your next amendment. We may defer our review of any amendment that does not name the lead underwriter(s).

2.   We note that the website for Apollo Alternative Assets contains a link to an Investor Day Presentation for Athene Holding Ltd. dated October 29, 2015. Please provide us with your analysis as to whether the presentation materials comply with Section 5 of the Securities Act of 1933.

Cover Page

3.   Please include on the cover page a brief discussion of your dual class structure. Your discussion should address the rights and differences in voting and economic power of each class. In addition, please disclose your status as a "controlled company."

Prospectus Summary, page 1

4.   Please balance the disclosure on page two regarding the rating for your main insurance subsidiaries by also including the Issuer Credit Rating for AHL.

5.   We note your disclosure on page seven that the newly issued DOL regulations regarding fiduciary obligations will provide you with additional sources of growth. However, as you indicate on page 13, these regulations may have a material adverse effect on your business. Please revise your disclosure to explain how you anticipate these regulations to be a market opportunity in light of the risks they pose to your business.

Relationship with Apollo, page 4

6.   Please disclose in this section that Apollo will control 45% of the total voting power of AHL and will have representatives on the board of directors following the completion of the offering. Please also disclose that holders of Class A common shares will be prohibited from holding more than 9.9% of the total voting power of common shares.

Risk Factors, page 23
Risks Relating to this Offering and an Investment in Our Class A Common Shares, page 62
U.S. persons who own our shares may have . . ., page 69

7.   We note your reference to the exclusive forum provision in your bye-laws. Under a separate caption, please add risk factor disclosure to address the material risks associated with the exclusive forum provision.

Use of Proceeds, page 73

8.   We note that you intend to use the proceeds of the offering for "general corporate purposes." If you have no current specific plan for the proceeds, please state this fact and the principal reasons for the offering. In the alternative, please state the principal purposes for which the net proceeds are intended to be used and the approximate amount for each such purpose. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates and Judgements
Stock-Based Compensation, page 131

9.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Compensation of Executive Officers and Directors
Other Compensation Practices
Employment Agreements, page 206

10.   We note that, based on the exhibits listed in your Exhibit Index, you currently have an employment agreement with Mr. Kvalheim. Please discuss the material terms of this employment agreement in this section.

2015 Compensation Decisions

11.   We note that annual bonuses for your NEOs aside from your CEO are based on the achievement of financial, operational, and personal objectives established at the beginning of the year. Because the bonus is based on performance targets that are substantially uncertain at the time the target is established, it appears that the bonus may be a payment made pursuant to a non-equity incentive plan. Please refer to Questions 119.02 and 119.22 of Compliance and Disclosure Interpretations for Regulation S-K and revise your disclosure as applicable, including quantifying the performance measures, the actual figure achieved against each performance measure and how the ultimate payout was calculated.

Mr. Belardi, page 208

12.   We note your disclosure regarding Mr. Belardi's non-equity incentive plan award for 2015. Please quantify the threshold, target and maximum levels for each performance measure discussed and provide the actual figure achieved against each performance measure and how the ultimate payout was calculated. For guidance, please refer to Item 402(b)(2)(v) of Regulation S-K.

2015 Summary Compensation
Summary Compensation Table, page 210
2015 Grants of Athene Plan-Based Awards, page 211

13.   We note your disclosure in footnote three that the amounts reported reflect only the amount of salary and non-equity incentive plan award for which the company is

responsible. Please note that Item 402 of Regulation S-K requires disclosure of all compensation paid to the named executive officers by any person for all services rendered in all capacities to the registrant and its subsidiaries. Please revise your disclosure to include compensation paid by AAM.

14.   We note your disclosure in footnotes 1 and 3 that shares awarded for 2015 performance were granted in 2016 and therefore will be reported in the future as 2016 compensation. Please tell us why the grant date is not the date that the performance targets were set for such award. Please refer to Question 120.06 of Compliance and Disclosure Interpretations for Regulation S-K. Please also tell us why you have similarly reported shares for the NEO's annual bonus for 2014 in the Grants of Plan-Based Awards Table for 2015.

15.   Please advise why the total amount of the grant date fair value of share and option awards shown in the 2015 Grants of Athene Plan-Based Awards Table does not match the grant date fair value of such awards as shown in the 2015 Summary Compensation Table.

Tax Considerations, page 265

16.   The tax discussion contains tax consequences that appear to be material to an investor. We note in particular the tax consequences related to the recognition of RPII and the treatment of AHL and related entities as controlled foreign corporations or as passive foreign investment companies. Please provide an opinion of counsel regarding the material tax consequences and revise your disclosure throughout the registration statement as appropriate.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Adopted Accounting Pronouncements - Consolidation Analysis (ASU 2015-02), page F-26

17.   You state the adoption of ASU 2015-02 resulted in both consolidation and deconsolidation of certain VIEs, due to changes to your consolidation assessments. Please expand your disclosure to include the following information in accordance with ASC 810.10.65.7, or tell us why it is not required:
   * The amount of any cumulative effect adjustment to retained earnings for deconsolidation separately from any cumulative effect adjustment related to consolidation; and
   * Quantitative information by line item in the statement of financial position indicating the related effect on the cumulative-effect adjustment to retained earnings of electing the fair value option for a legal entity.

Exhibits

18.   Please tell us what consideration you gave to filing the following agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K:

- the investment management and advisory agreements discussed on pages 229 and 230;
- the Master Sub-Advisory Agreement discussed on page 230;
- the subordinated debt facility with MidCap Financial discussed on page 233;
- the purchase agreements with AAM discussed on page 236; and
- the repurchase agreements discussed on page 252.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Samir Gandhi
       Sidley Austin LLP